Exhibit 8.1

July 17, 2018

Stifel Financial Corp.

501 North Broadway

St. Louis, MO 63102

Ladies and Gentlemen:

We have acted as special tax counsel to Stifel Financial Corp., a Delaware corporation (“Parent”), in connection with the proposed merger (the “Merger”) of a special-purpose wholly owned subsidiary, formed as a Missouri corporation (“Merger Sub”), of Parent, with and into Business Bancshares, Inc., a Missouri corporation (the “Company”), with the Company surviving the Merger as a wholly-owned subsidiary of Parent. The Merger is to be carried out in accordance with the Agreement and Plan of Merger, dated as of May 10, 2018 (the “Merger Agreement”), between the Company and Parent, and is described in the proxy statement/prospectus (the “Proxy Statement/Prospectus”) included in the registration statement on Form S-4 (File No. 333-225729) prepared in connection with the Merger and initially filed by Parent with the Securities and Exchange Commission (the “Commission”) on June 20, 2018, as amended through the date hereof (the “Registration Statement”). You have requested our opinion regarding certain U.S. federal income tax matters. Capitalized terms used but not defined herein have the meaning set forth in the Merger Agreement.

For purposes of this opinion, we have reviewed the Merger Agreement, the Registration Statement, and such other documents and matters of law and fact as we have considered necessary or appropriate. In addition, in rendering this opinion, we have relied upon the representations set forth in the officer’s certificates of Parent and the Company delivered to us and dated July 17, 2018 (the “Officer’s Certificates”).

With your permission, we have assumed, for purposes of this opinion, that (1) the Merger will be consummated in accordance with (a) the terms, conditions and other provisions of the Merger Agreement and (b) the descriptions contained in the Registration Statement; (2) none of the terms and conditions set forth or described in the Merger Agreement or the Registration Statement have been or will be modified or waived in any respect; (3) the parties to the Merger Agreement have complied with and will continue to comply with their respective covenants and agreements in the Merger Agreement, (4) all of the factual information, descriptions, representations and assumptions set forth or referred to (a) in the Officer’s Certificates, (b) in this letter (an advanced copy of which has been provided to you), (c) in the Merger Agreement and (d) in the Registration Statement, are true, accurate and complete, and will remain true,

Arnold & Porter Kaye Scholer LLP

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accurate and complete at all times through and including the Effective Time of the Merger, in each case, without regard to any qualification as to knowledge or belief; (5) the aggregate cash consideration paid to shareholders of Company Common Stock in connection with the Merger, including cash paid in lieu of fractional shares and cash paid to shareholders exercising dissenters’ rights, will not exceed fifty percent (50%) of the value of the total consideration paid to shareholders of Company Common Stock in connection with the Merger; (6) the Merger Agreement represents the full and complete agreement between Parent and the Company regarding the Merger; (7) there are no other written or oral agreements regarding the Merger other than those expressly referred to in the Merger Agreement; and (8) Parent, the Company and their respective subsidiaries will treat the Merger for U.S. federal income tax purposes in a manner consistent with our opinion set forth below.

In our examination of such materials, we have assumed the genuineness of all signatures, the legal capacity of all natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as copies and the authenticity of the originals of such copies. We have not independently investigated or verified any factual matters relating to the Merger in connection with or apart from our preparation of this opinion.

Based on the foregoing, and subject to the limitations, assumptions and qualifications set forth in this letter and in the “Material U.S. Federal Income Tax Consequences of the Merger” section of the Proxy Statement/Prospectus, it is our opinion that for U.S. federal income tax purposes, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) and that the U.S. federal income tax consequences of the Merger to U.S. holders of Company Common Stock will be as described in the “Material U.S. Federal Income Tax Consequence of the Merger” section of the Proxy Statement/Prospectus.

We express no opinion on any issue relating to the consequences of the transactions contemplated by the Registration Statement other than the opinion set forth above. This opinion does not address any other U.S. federal income tax consequences of the Merger or any other matters of U.S. federal law and have not considered matters (including U.S. state, local or non-U.S. tax consequences) arising under the laws of any jurisdiction other than matters of federal income tax law arising under the laws of the United States.

Our opinion is based on the current provisions of the Code, regulations promulgated thereunder by the U.S. Department of the Treasury, case law, and U.S. Internal Revenue Service (“IRS”) pronouncements as they now exist. These authorities are all subject to change or revocation, possibly with retroactive effect. Any change in applicable laws or facts and circumstances surrounding the Merger, or any inaccuracy in the statements, facts, assumptions and representations on which we have relied may affect the validity of our opinion. We undertake no responsibility to inform you of any such change or inaccuracy that may occur or come to our attention. We can give no assurance that, after any such change, our opinion would not be different. Our opinion is not binding on the IRS, the courts of the United States, or any other taxing or other governmental authority. No assurance can be given that, if the matter were contested, a court would agree with this opinion and no rulings will be sought from the IRS or from any other taxing authority with respect to any U.S. federal income tax consequences described in this opinion.

We are furnishing this opinion in connection with the filing of the Registration Statement and this opinion is not to be relied upon for any other purpose without our prior written consent. We hereby consent to the filing of this opinion with the Commission as an exhibit to the Registration Statement, and to the references therein to us. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, and the rules and regulations of the Commission thereunder.

Very truly yours,

/s/ Arnold & Porter Kaye Scholer LLP